Exhibit 99.1

Alps Group Inc Appoints Cheing Lye-Ping as Chief Financial Officer

KUALA LUMPUR, Malaysia, January 8, 2026 - Alps Group Inc (NASDAQ: ALPS) (the “Company” or “Alps Group”), a fully integrated biotechnology research and healthcare platform specializing in predictive, preventive, and precision medicine, today announced the appointment of Cheing Lye-Ping (Penny) as Chief Financial Officer (CFO) of the Company, effective January 5, 2026.

Ms. Cheing will be responsible for leading the development of the financial strategy to support the business, including investment strategies and long-term financial plans. She will also oversee financial budgeting, planning and analysis, audit, and tax compliance for Alps Group and subsidiaries, as well as risk management, accounting, and treasury responsibilities.

Ms. Cheing has over 30 years of experience in finance and accounting, including senior leadership roles in public-listed and private companies across multiple industries. Prior to joining the Company, from 2014 to 2025, Ms. Cheing served as the CFO of a property development company primarily involved in an integrated mixed-use development project in the city centre. From 2009 to 2013, she served as Chief Executive Officer of Premier Asia Capital Sdn. Bhd., where she led the company’s investment strategies and managed its investment and joint venture portfolios. From 2003 to 2008, Ms. Cheing headed the corporate affairs department of Equine Capital Berhad, a property development company listed on the Main Market of Bursa Malaysia. In this role, her key responsibilities included financial reporting, corporate finance, corporate governance, risk management, and investor relations. Earlier in her career, from 1995 to 2002, she was with the audit division of Arthur Andersen & Co, where she worked across a range of industries including manufacturing, aviation and logistics, and services. Ms. Cheing holds a Bachelor of Business (Accountancy) from RMIT University, Australia, and a Master of Business Administration from Deakin University, Australia. She is a Chartered Accountant registered with the Malaysian Institute of Accountants and a Fellow of CPA Australia (FCPA).

Dr. Tham Seng Kong, Chief Executive Officer of Alps Group, stated, “I am excited to welcome Penny to Alps Group’s executive leadership team as CFO. She brings extensive experience in finance, accounting and taxation, as well as capital markets insights. We look forward to working with her and our entire team as our business enters a new phase of exciting growth ahead.”

“I’m honored to join Alps Group during such an important time in the Company’s evolution,” said Ms. Cheing. “The opportunity to contribute to the work already underway is exciting, and the possibilities of what Alps Group can achieve are truly inspiring. I look forward to partnering with not only the leadership team, but the entire company, on their journey.”

About Alps Group

Alps Group Inc is the parent company of Alps Life Sciences Inc, an integrated biotechnology platform integrating research and development, medical services, and wellness solutions of advanced therapies under one unified ecosystem aimed at improving healthcare outcomes globally. Alps Group’s mission is to promote and create a fair healthcare ecosystem by advancing predictive, preventive, and precision medicine with the aim of improving accessibility and affordability.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by the Company and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact
Andrew J. Barwicki
Tel: 516-662-9461
Email: andrew@barwicki.com